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Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14a- 12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following is a joint investor presentation by Central Pacific Financial Corp. and CB Bancshares, Inc., and posted on Central Pacific Financial Corp.'s website at www.centralpacificbank.com and CB Bancshares, Inc.'s website at www.citybankhawaii.com, on May 3, 2004.

Merger of

Central Pacific Bank & CityBank

Creating A Stronger Hawaii Bank

May 2004

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CENTRAL PACIFIC FINANCIAL CORP
Slide 4
CITYBANK

Transaction Overview

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CENTRAL PACIFIC FINANCIAL CORP
Slide 6
CITYBANK

Transaction Rationale

Financial	Strategic	Integration
• Expected to be accretive to CPF Shareholders • Premium to CBBI Shareholders • Opportunities for synergies • Investor visibility	• Stronger competitive position • Increased lending capacity • Leverage combined track record of outstanding performance and efficiency • Combining complementary strengths in retail banking and commercial lending • Expand product offering to customer base	• In-market transaction • Similar culture and heritage • Both use Fiserv platform

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CENTRAL PACIFIC FINANCIAL CORP
Slide 8
CITYBANK

CPF-CBBI: Superior Performance

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CENTRAL PACIFIC FINANCIAL CORP
Slide 12
CITYBANK

CBBI: Strong Profitability Growth

ROAA

2.5%
2.0%
1.5
1.0
0.5
0.0
0.97%
0.97%
1.01%
1.34%
1.09%
1.41%
1.19%
1.45%
2.11%
1.86%
1Q03
2Q03
3Q03
4Q03
1Q04
CBBI – GAAP
CBBI – Adjusted (1)

ROAE

25%
20
15
10
5
0
10.54%
10.54%
10.83%
14.45%
11.80%
15.29%
13.00%
15.77%
22.71%
19.95%
1Q03
2Q03
3Q03
4Q03
1Q04
CBBI – GAAP
CBBI – Adjusted (1)

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CENTRAL PACIFIC FINANCIAL CORP
Slide 13
CITYBANK

CPF-CBBI: A Powerful Combination

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CENTRAL PACIFIC FINANCIAL CORP

CITYBANK

CPF-CBBI: Significantly Builds Deposit Market Share in Hawaii

35%
30
25
20
15
10
5
0
30.0%
29.8%
18.4%
13.7%
8.1%
5.6%
3.7%
1.9%
1.8%
0.6%
0.2%
Bank of Hawaii
First Hawaiian
American Savings
Pro Forma
CPF
CBBI
Territorial Savings
Finance Factors
Hawaii National
Home Street
Orient Bancorp

Source: SNL Securities data as of 06/30/03.

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CENTRAL PACIFIC FINANCIAL CORP

CITYBANK

CPF-CBBI: Strong Core Deposit Base

CPF

Jumbo CDs
19.1%
Demand Deposits
10.4%
NOW & Other Transaction Accounts
2.8%
Non-Jumbo CDs
12.3%
MMDA & Savings
55.4%

Total: $1,753.3M
Cost of Funding: 0.70%

CBBI

Jumbo CDs
17.4%
Demand Deposits
2.5%
NOW & Other Transaction Accounts
3.0%
Non-Jumbo CDs
18.8%
MMDA & Savings
58.3%

Total: $1,206.7M
Cost of Funding: 0.73%

Pro Forma

Jumbo CDs
18.4%
Demand Deposits
7.1%
NOW & Other Transaction Accounts
2.9%
Non-Jumbo CDs
15.0%
MMDA & Savings
56.6%

Total: $2,959.9M
Cost of Funding: 0.72%

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CENTRAL PACIFIC FINANCIAL CORP

CITYBANK

CPF-CBBI: Diversified Loan Portfolio

CPF

Consumer
4.7%
Other
0.1%
1-4 Family
20.9%
Commercial
19.5%
MultiFamily
6.6%
CRE
38.5%
Construction
& Dev
9.8%

Total: $1,455.6M
Total Yield: 5.97%

CBBI

Consumer
10.5%
Other
0.5%
Commercial
15.8%
1-4 Family
34.5%
CRE
29.2%
Construction
& Dev
8.0%
MultiFamily
1.6%

Total: $1,318.0M
Total Yield: 6.79%

Pro Forma

Consumer
7.5%
Other
0.3%
Commercial
17.7%
1-4 Family
27.3%
CRE
34.1%
MultiFamily
4.2%
Construction
& Dev
9.0%

Total: $2,773.5M
Total Yield: 6.36%

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Merger of

[LOGO]	&	[LOGO]

Creating A Stronger
Hawaii Bank

May 2004

[LOGO]	[LOGO]

FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) any necessary approvals for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in CPF’s and CBBI’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or CBBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  CPF and CBBI do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

CPF will amend its registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction.  The registration statement is not final and will be further amended.  The registration statement will include a joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto.  Investors and security holders are urged to read the registration statement and joint proxy statement and any other relevant documents (when available) filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov).  Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2518.

CPF and CBBI, and their respective directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the shareholders of CBBI and CPF in connection with the merger.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2004 Annual Meeting of Shareholders.  Information about the directors and executive officers of CBBI and their ownership of and interests in CBBI stock is set forth in the proxy statement for CBBI’s 2004 Annual Meeting of Shareholders.  Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Transaction Overview

Transaction Summary

Aggregate Consideration per CBBI Share	2.6752 shares of CPF Stock + $20.00 in cash – shareholders can elect cash or stock (subject to proration)

Offer Price(1)	$91.83 per CBBI share

Premium Over Closing Price (04/22/04)(2)	26%

Implied Transaction Value	$420 million

Pro Forma Ownership	58% CPF; 42% CBBI

Anticipated Closing	Q3-2004

Shareholder Votes Required	CPF and CBBI

Due Diligence	Completed

(1)   Based on CPF stock price of $26.85 on 04/22/04.

(2)   Based on CBBI stock price of $73.13 on 04/22/04.

Transaction Rationale

Financial	Strategic	Integration

• Expected to be accretive to CPF Shareholders	• Stronger competitive position	• In-market transaction

• Premium to CBBI Shareholders	• Increased lending capacity	• Similar culture and heritage

• Opportunities for synergies	• Leverage combined track record of outstanding performance and efficiency	• Both use Fiserv platform

• Investor visibility	• Combining complementary strengths in retail banking and commercial lending

• Expand product offering to customer base

Experienced Management Team

Officer	Age	Years of Banking Experience	Position in New Company	Prior Position
Ron Migita	62	35	Chairman	CEO & President (CBBI)

Clint Arnoldus	57	29	CEO	Chairman, CEO & President (CPF)

Neal Kanda	55	30	President & COO	VP, Treasurer (CPF)

Dean Hirata	46	14	EVP, CFO	SVP, CFO (CBBI)

Blenn Fujimoto	45	24	EVP, Hawaii Market	CFSO (CPB)

Alwyn Chikamoto	50	27	EVP, National Market	CCO (CPB)

Doug Weld	55	30	EVP, CCO	CCO (CityBank)

CPF-CBBI: Superior Performance

Overview of CPF and CBBI

	CPF	CBBI

Headquarters	Honolulu	Honolulu

Branch Offices	24 branches on 4 islands	22 branches on 4 islands

Common Heritage	Founded to serve the Japanese-American community in Hawaii

Total Assets	$2.28 billion	$1.87 billion

Total Deposits	$1.81 billion	$1.31 billion

Total Loans	$1.46 billion	$1.35 billion

Loan Composition	39% CRE	29% CRE
	21% 1-4 family	35% 1-4 family
	20% Commercial	16% Commercial

Source:  Company filings and press releases.  Data as of 03/31/04.

Performance Review of CPF and CBBI

	CPF	CBBI
Net Interest Margin	4.52%	4.87%

Return on Average Assets	1.43%	2.11%
		1.86	(1)

Return on Average Equity	15.76%	22.71%
		19.95	(1)

Efficiency Ratio	54.59%	50.67%
		53.18	(1)(2)

Source:  Company press releases.  Data for first quarter ended March 31, 2004

(1)   Excludes after-tax unsolicited takeover proposal expenses and gain on early pay-off of asset-backed security in 2004.

(2)   Defined as noninterest expense excluding unsolicited takeover proposal expenses and amortization of intangibles as a percentage of total operating revenue excluding gain on early pay-off of asset-backed security.

CPF: A Proven Track Record

	1999	2000	2001	2002	2003
Profitability Ratios
Efficiency Ratio	65.36%	58.43%	55.59%	53.02%	52.97%
ROAA	1.03	1.16	1.60	1.74	1.64
ROAE	10.93	13.55	19.34	20.55	18.33

Asset Quality Ratios
NPAs/Loans & OREO	0.94%	0.80%	0.25%	0.18%	0.25%
Reserves/Loans	1.77	1.75	1.94	1.88	1.72

Capital Ratios
Total Equity/Total Assets	8.75%	7.89%	8.01%	8.55%	8.97%
Total Risk-Based Capital Ratio	12.50	10.89	11.37	12.82	17.16

Asset Growth	5.48%	10.35%	1.03%	10.49%	7.01%

Deposit Growth	2.88	4.40	6.45	13.11	6.84

Source:  Company filings.

CBBI: Strong Profitability Growth

[CHART]	[CHART]

ROAA	ROAE

Source:  Company filings and press releases.

(1)   Excludes after-tax unsolicited takeover proposal expenses and gain on early pay-off of asset-backed security in 2004.

CPF-CBBI: A Powerful Combination

Shareholders of Both Banks Win

•      Significant value creation

•      Expected to be accretive to EPS in first full year

•      Consolidation, scale and efficiency result in fully phased-in anticipated annual cost saves of $19.5 million by 2006

•      Large, well capitalized balance sheet of over $4 billion

•      Substantial capital generation over time

•      CBBI shareholders receive 26%(1) premium

•      Increased investor visibility & trading liquidity

•      Over $700 million pro forma market cap(2)

•      NYSE listing

(1)   Based on CBBI stock price of $73.13 as of 04/22/04.

(2)   Based on CPF share price of $26.85 as of 04/22/04.

It’s a Logical Fit — and Easy to Integrate

•      Similar roots and culture

•      Common roots, post-WWII founding

•      Founded to serve the Japanese-American community in Hawaii

•      Local values

•      Focused on personalized service

•      Same market

•      Small and mid-sized businesses, retail customers

•      Overlapping geography

•      Common Fiserv-based technology platform

Good For Hawaii, Local Community & Customers

•      Creates a stronger bank for Hawaii

•      $2.8B in loans(1); $3.1B in deposits(1); $4.2B in assets(1)

•      14% deposit market share in Hawaii(2)

•      Customers in the local community benefit

•      Continue tradition of personalized “high touch” service

•      Added convenience:  Larger branch & ATM network

•      Broader menu of products and services

•      Larger lending capacity

•      $1 million community investment fund

(1)   Source:  Company press releases.  Data as of 03/31/04.

(2)   Source:  SNL Securities.

CPF-CBBI:  Significantly Builds Deposit Market Share in Hawaii

[CHART]

Source:  SNL Securities data as of 06/30/03.

CPF-CBBI:  Strong Core Deposit Base

[CHART]	[CHART]

CPF	CBBI

Total: $1,753.3M Cost of Funding: 0.70%	Total: $1,206.7M Cost of Funding: 0.73%

[CHART]

Pro Forma

Total: $2,959.9M Cost of Funding: 0.72%

Source:  CPF and CBBI financials.

Note:  As of 12/31/03.

CPF-CBBI:  Diversified Loan Portfolio

[CHART]	[CHART]

CPF	CBBI

Total: $1,455.6M Total Yield: 5.97%	Total: $1,318.0M Total Yield: 6.79%

[CHART]

Pro Forma

Total: $2,773.5M Total Yield: 6.36%

Source:  CPF and CBBI financials.

Note:  As of 12/31/03.

Transaction Assumptions

•      Earnings for CPF

•      $2.19 per share in 2004, $2.35 per share in 2005, $2.51 per share in 2006

•      Earnings for CBBI(1)

•      $6.40 per share in 2004, $6.78 per share in 2005, $7.19 per share in 2006

•      $19.5 million of cost saves

•      17% of combined operating expenses

•      67% realized in 2005, 100% in 2006

•      Core-deposit intangible estimated at $24 million, amortized over 10 years

•      Approximately $50 million net after-tax restructuring charge

Source:  CPF Management.

Note:      There is no assurance that these projections will be realized and actual results may differ significantly from such projections.

Synergies

($ in thousands)

	Combined Non-Interest Expense 2004E

		Cost Savings
		2005	2006
Compensation and Benefits	$62,300	$6,490	$9,735
Net Occupancy	11,100	1,858	2,787
Other Expenses	42,000	4,604	6,906

Total Non-Interest Expense	115,400	12,952	19,428
% of Total Non-Interest Expense		11%	17%

Implementation Plan

•      Fully phased-in savings of $19.5 million by 2006

•      Hiring freeze

•      Attrition rate

•      Voluntary resignation program

Source:  CPF Management.

Note:      There is no assurance that these projections will be realized and actual results may differ significantly from such projections.

Pro Forma EPS Impact of Proposed Transaction

	Projected for Fiscal Year
Earnings Projections	2005	2006
CPF Stand-Alone GAAP EPS(1)	$2.35	$2.51

Pro Forma GAAP EPS(2)	$2.57	$2.87
Accretion to CPF ($)	$0.22	$0.36
Accretion to CPF (%)	9%	14%

Pro Forma Cash EPS(2)	$2.62	$2.92
Accretion to CPF ($)	$0.27	$0.41
Accretion to CPF (%)	11%	16%

Note:      Neither CBBI nor any analyst has published any estimates for 2004, 2005 and 2006.  There is no assurance that these projections will be realized and actual results may differ significantly from such projections.

Note:      Assumes cost saves of $13 million in 2005 and $19.5 million in 2006.

(1)   Source:  CPF guidance.

(2)   Assumed EPS estimates for CBBI of $6.40 in 2004, $6.78 in 2005 and $7.19 in 2006 provided by CPF management.

CPF-CBBI: Strong Balance Sheet

($ in millions)

	3/31/04
	CPF	CBBI	Pro Forma

Loans	$1,461	$1,350	$2,811
Assets	2,284	1,874	4,348
Deposits	1,805	1,309	3,114
Shareholders’ Equity	204	178	533

Source:  Company press releases.  Data as of 03/31/04.  Based on CPF stock price of $26.85 on 04/22/04.

CPF-CBBI: Solid Capital Ratios

($ in millions)

	3/31/04
	CPF	CBBI	Pro Forma

Tangible Equity	$203.5	$178.0	$216.9

Tangible Equity/Tangible Assets	8.91%	9.50%	5.38%
Leverage Ratio(1)	11.93	9.33	7.46
Tier 1 Risk-Based Ratio	15.52	11.30	9.20
Total Risk-Based Capital Ratio	16.85	12.56	10.46

High internal cash generation with over 20% Return on Tangible Equity.

Source:  CPF and CBBI Management.

(1)   Defined as Tier 1 Capital divided by Average Tangible Assets.

CPF-CBBI: Strong Asset Quality

	03/31/04
	CPF	CBBI	Pro Forma
NPAs/Loans & OREO	0.51%	0.34%	0.43%
Reserves/Loans	1.70	2.13	1.91
Reserves/NPLs	322.8	620.4	442.8
NCOs/Average Loans	0.06	0.09	0.08

Source:  Company press releases.

Appendix

Pro Forma Earnings Impact

($ in millions)

	Projected for Fiscal Year
Earnings Projections	2005	2006
CPF’s Earnings	$38.5	$41.2
CBBI’s Earnings	30.8	32.7
After-Tax Cost Savings	7.8	11.7
CDI Amortization	(1.5)	(1.5)
Other Adjustments(1)	(3.3)	(3.3)
Pro Forma Net Income	$72.4	$80.8

Note:      All estimates for both CPF and CBBI provided by CPF Management.  There is no assurance that these projections will be realized and actual results may differ significantly from such projections.

(1)   Includes opportunity cost of cash component of consideration and restructuring charges.

Pricing Mechanics

Total CBBI Common Shares Outstanding as of April 22, 2004:	4,395,096
Number of CPF Shares to be Exchanged Based on Common Shares Outstanding (1):	11,757,761
Cash to be Paid Based on Common Shares Outstanding (2):	$87,901,920

CPF Measuring Price (3)	Consideration Per Share (4)	Shares of CBBI to Receive Cash (5)	Percentage to Receive Cash	Shares of CBBI to Receive Stock (6)	Percentage to Receive Stock	Stock Exchange Ratio (7)

$22.00	$78.85	1,114,737	25.4%	3,280,359	74.6%	3.5843
$24.00	$84.20	1,043,906	23.8%	3,351,190	76.2%	3.5085
$26.00	$89.56	981,539	22.3%	3,413,557	77.7%	3.4444
$26.85	$91.83	957,234	21.8%	3,437,862	78.2%	3.4201
$28.00	$94.91	926,204	21.1%	3,468,892	78.9%	3.3895
$30.00	$100.26	876,775	19.9%	3,518,321	80.1%	3.3419
$32.00	$105.61	832,354	18.9%	3,562,742	81.1%	3.3002

(1)           Equal to 2.6752 multiplied by the Common Shares Outstanding.

(2)           Equal to $20 multiplied by the Common Shares Outstanding.

(3)           CPF Measuring Price is defined as the average price of CPF’s Common Stock over the 10-trading day period prior to closing.

(4)           Equal to $20 + (2.6752 multiplied by the CPF Measuring Price).

(5)           Equal to Aggregate Cash to be Paid (Based on Common Shares Outstanding) divided by the Consideration Per Share.

(6)           Equal to Common Shares Outstanding less Shares to Receive Cash.

(7)           Equal to the Per Share Consideration divided by the CPF Measuring Price.

Merger of

[LOGO]	&	[LOGO]

Creating A Stronger Hawaii Bank

May 2004